Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

January 31, 2014

VIA EDGAR

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Funds (File Nos.: 333-28697 and 811-08243)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on January 3, 2014, regarding Post-Effective Amendment No. 142 to the Registration Statement on Form N-1A for the Direxion Indexed Synthetic Convertible Strategy Fund (formerly Direxion Indexed Convertible Strategy Fund) and the Direxion Indexed Synthetic Convertible Strategy Bear Fund (formerly Convertible Strategy Bear Fund) (each a “Fund and collectively the “Funds”), each a series of the Direxion Funds (the “Trust”), that was filed with the Securities and Exchange Commission (“SEC”) on November 14, 2013. Your comments and the Trust’s corresponding responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	The Staff notes each Fund’s use of the phrase “Indexed Convertible Strategy” in its name suggests that it will invest in convertible securities. Furthermore, use of the term “Convertible” seems to implicate the 80% test, which is prescribed under Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”).

Rule 35d-1 under the 1940 Act states that a fund with a name that suggests a focus on a particular type of investment must adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in the particular type of investments suggested by the fund’s name. Each Fund is an index fund that tracks the performance of the QES Synthetic Convertible Index (the “Index”) (either long or short), and has a name that suggests a focus in an investment objective or strategy, which is to track the Index, rather than to invest in a particular type of investment. The Trust notes that the reference to “Indexed” and “Convertible” in each Fund’s name is intended to indicate each Fund’s focus on an investment strategy, rather than investment in a particular type of security, such that the 80% test prescribed by Rule 35d-1 would not be implicated.

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January 31, 2014

The Trust notes the Funds are managed to track the performance of the Index and that the Index does not include convertible securities, but instead utilizes other securities to measure and parallel the domestic convertible bond market. The Index is intended to synthetically capture the effects of equity market movement and changes to interest rates and the credit market on the U.S. convertible bond market in the aggregate by creating a basket of futures and corporate bonds. As such, the Trust modified the name of each Fund to include the term “Synthetic” after the word “Indexed” and before the word “Convertible”. The Trust believes that including the word “Synthetic” in each Fund’s name will indicate that each Fund is utilizing an investment strategy that includes synthetic convertible instruments.

2.	Please consider modifying each Fund’s investment objective to include an expanded discussion of the objectives of the QES Synthetic Convertible Index, as the Index is not a commonly known Index.

The Trust confirms that each Fund’s investment objective appropriately describes each Fund’s method of investing based on the methodology of the Index. In addition, the Trust notes that a description of the Index and its investment objectives, as well as a summary of how the Index constructs its portfolio, is outlined in each Fund’s investment strategy. The Trust notes that a modified discussion of the Index is included in response to Comment 10 below.

3.	In the Footnote to the Funds’ “Annual Fund Operating Expenses” table please consider revising the footnote to describe what the Operating Services Fee includes, rather than indicating what it excludes.

Instruction 3(c)(i) to Item 3 on Form N-1A provides that the “Other Expenses” line item to the fee table provide “all expenses not otherwise disclosed in the table that are deducted from the Fund’s assets or charged to all shareholder accounts.” The Trust notes that the Operating Services Agreement is a unitary fee arrangement that is appropriately disclosed as an “Other Expense” line item. The Trust notes, however, that disclosure of the broad range of services that are covered by the Operating Services Fee would involve a lengthy and cumbersome discussion of services, as it would necessitate including large sections of the Operating Services Agreement. In the interest of brevity and clarity, the Trust identifies those items that are not covered by the Operating Services Fee, which provides a more streamlined disclosure of the coverage of the Operating Services Fee.

4.	With regard to the Funds’ investments in derivatives, as discussed in the “Principal Investment Strategies” section, please be mindful of the SEC’s Staff’s letter to the Investment Company Institute dated July 30, 2010, regarding derivatives-related disclosure by investment companies.

In a letter to the Investment Company Institute (“ICI”) dated July 30, 2010, Barry Miller the Associate Director of the Division of Investment Management’s Office of Legal and Disclosure outlined certain staff concerns with industry disclosure of derivatives. In particular, the letter noted the Staff’s concern with registrants providing derivatives disclosure that was either too brief and generic, or that was too long and complex. The Staff stated its view that appropriate derivatives disclosure will be “tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.” The disclosure “should describe the purpose that the derivatives are intended to serve in the portfolio…and the extent to which derivatives are expected to be used.” Funds should avoid enumerating a generic “laundry list” of derivatives.

The Trust has reviewed its currently proposed derivatives disclosure, and it believes that the disclosure as presently written addresses the Staff’s concerns as set forth in its letter to the ICI. The Trust does not disclose every derivative in which it can invest; there are a number of other derivative instruments listed in

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its statement of additional information (“SAI”) that are not discussed in the prospectus. The Trust carefully describes the specific, principal purposes for which the derivatives will be used. The Trust believes that the current disclosure, its scope, specificity, and location in the principal investment strategies effectively identifies the purpose and extent of its proposed derivative usage. The Trust does not believe any change to the current disclosure is required at this time.

5.	Please explain supplementally how the Funds intend to meet their obligations under Section 18 of the 1940 Act.

Section 18(f) of the 1940 Act provides open-end management investment companies, such as the Funds, with a limited ability to engage in leverage. The Funds do not currently intend to engage in the types of leverage explicitly permitted by Section 18(f), however, should they do so in the future, they will amend their disclosure to comply with the terms of that Section.

The Trust notes that the SEC previously provided guidance in Securities Trading Practices of Registered Investment Companies, SEC Rel. No. IC-10666 (Apr. 18, 1979) (“Release 10666”), and as further modified by subsequent staff positions, indicating that certain types of investments or investment techniques, such as using certain derivative instruments, could have the effect of creating a senior security within the meaning of Section 18, unless those securities were “covered” with segregated or earmarked liquid securities in an amount equal to a Fund’s financial exposure, marked to market each day.

The Funds further confirm that they will comply with the SEC Staff’s position as enunciated in Release 10666. In particular, the Funds intend to cover credit default swaps, if any, in an amount equal to the total amount of potential repayment liability incurred by a Fund, which will typically be the net notional amount of the credit default swap. The Trust also recognizes that the SEC has issued an interpretive release related to the use of derivative instruments by registered investment companies, and recognizes that the Staff’s positions related to Release 10666 are subject to future change.

6.	Please provide the estimated Acquired Fund Fees and Expenses (“AFFE”) as a line item in each Fund’s “Annual Fund Operating Expenses” table. Alternatively, please explain supplementally the reason the line item has not been included.

The Trust responds by including the requested line item to the Direxion Indexed Synthetic Convertible Strategy Fund. The line item has not been included in the Direxion Indexed Synthetic Convertible Strategy Bear Fund (the “Bear Fund”) because the Bear Fund is expected to invest in short swaps and futures contracts to achieve its investment objective. The collateral for the swap and future contracts may be invested in money market funds, but it is not expected that the Acquired Fund Fees and Expenses related to the Bear Fund’s investment in money market funds will exceed 0.01% and therefore the requested line item is not included.

7.	In each Fund’s Principal Investment Strategy, please modify the first reference to “high yield fixed income securities” to clarify that these securities are commonly known as “junk bonds”.

The Trust responds by making the requested clarification.

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January 31, 2014

8.	The second sentence of the third paragraph of each Fund’s Principal Investment Strategy, states that “Financial leverage magnifies the exposure to the swings in prices of an asset class underlying a Financial Instrument and results in increased volatility, which means that the Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund does not use the Financial Instruments that have a leveraging effect.” Please consider modifying the disclosure to remove the statement “which means that the Fund will have the potential for greater gains, as well as the potential for greater losses” as it potentially attests to the benefits of investing the Funds.

The Trust responds by making the requested modification.

9.	The last sentence of the fourth paragraph of each Fund’s Principal Investment Strategy, states that the Index will rebalance at least weekly. Please discuss the reasons the Index rebalances at least weekly and describe how it is appropriate for the Index to rebalance more frequently than weekly before the Funds’ investment strategy appears to be actively managed.

The Trust responds by noting that the Index will not rebalance more frequently than weekly, therefore the Trust has removed the words “at least” from the sentence referenced above in the Fund’s Principal Investment Strategy (as reflected in response to Comment 10). According to the Index provider, because the Index does not invest directly in U.S. convertible bonds, it is necessary to rebalance the Index weekly in order to attempt to have a close correlation to the aggregate U.S. convertible bond market. To ensure a close correlation between the components of the Index and the U.S convertible bond market, the Index needs to be able to react in a timely manner to changes in the equity market, interest rates and the aggregate credit market, and the Index provider has indicated that it believes a weekly rebalance achieves this correlation.

10.	In the fifth paragraph of each Fund’s Principal Investment Strategy, please consider modifying the disclosure describing the Index so that it is in Plain English. For example, consider clarifying the terms “credit profile” and “parity delta overlay.”

The Trust has modified the disclosure to remove the reference to “credit profile” and include a definition of “parity delta overlay” as follows (insertions are underlined and deletions are struckthrough):

The Index is a rules-based proprietary model that seeks to provide returns that correlate and reflect the aggregate U.S. convertible bond universe, excluding convertible preferred securities and Rule 144A securities that may be considered convertible bonds, by dynamically selecting a basket of futures contracts, corporate bonds, ETFs and cash equivalents. The Index does not include convertible bonds, but instead utilizes other securities or derivatives to ~~measure and parallel~~ to provide returns similar to the aggregate U.S. ~~the domestic~~ convertible bond market. The Index will be reviewed and rebalanced ~~at least~~ weekly.

Convertible bonds are fixed income securities that normally pay interest and are convertible into, or exercisable for, common stock of the issuer (or cash or securities of equivalent value) at either a stated price or a stated rate. Therefore, the convertible bond market is impacted by equity market movements in addition to changes in interest rates and the credit market. The Index is intended to capture these effects ~~of equity market movement, interest rate changes and credit profiles~~ on the ~~aggregate~~ U.S. convertible bond market in the aggregate by creating a basket of futures (the “Futures Basket”) and corporate bonds (the “Corporate Bond Basket”) that will attempt to provide returns that correlate to the return of the aggregate U.S. convertible bond market without investing directly in convertible bonds. The Index’s portfolio construction process begins with the collection of data on the overall U.S. convertible bond universe. The Index provider analyzes the correlation of the aggregate U.S. convertible bond market to the various component of the Index. This correlation analysis then determines the allocation of the Index among its

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components based on set parameters. ~~This data is used to allocate components of t~~The Futures Basket is allocated among S&P 500® futures, Russell 2000® futures and 5-Year U.S. Treasury Note futures. The allocation to S&P 500® futures generally correlates to the portion of the domestic convertible bond market that are impacted by large cap company equity and investment grade bond~~s~~ changes, whereas the allocation to Russell 2000® futures generally correlates to the portion of the domestic convertible bond market that are impacted by small cap company equity and non-investment grade bond~~s~~ changes. The allocation to the 5 Year U.S. Treasury Note futures generally provides exposure to interest rate factors. Allocation to Futures Basket ~~5-Year U.S. Treasury Note futures~~ is determined by an aggregate “parity delta” overlay, so that the Futures Basket creates synthetic returns that ~~mirror~~ are expected to correspond to the convertible bond universe’s total exposure to equity and interest rate ~~return~~ factors. Parity delta ~~calculates the impact of the underlying stock price on a convertible bond value.~~ is defined as the expected change to a convertible bond’s value for a 1% (or other unit value) change in the value of the underlying stock price of the shares that the convertible bond may be converted to in the future. Generally, all other factors being equal, a convertible security’s value will increase or decrease with the value of the underlying stock price.

For the Corporate Bond Basket, Index components are allocated between corporate investment grade and non-investment grade bonds or indices, with the weighting determined by the proportion of investment grade and below investment grade issuance in the U.S. convertible bond universe. The Corporate Bond Basket is intended to help the Index mirror the U.S. convertible bond universe’s exposure to interest rate and credit factors.

11.	In the eighth paragraph of each Fund’s Principal Investment Strategy, please consider clarifying the disclosure to describe the current composition of the Index.

The Trust responds by including the requested disclosure.

12.	For the Direxion Indexed Convertible Strategy Bear Fund’s “Annual Fund Operating Expenses” table, please confirm whether “Other Expenses” will include dividend payments on short sales or interest expenses on borrowing and, if so, please confirm that those expenses will be included in Other Expenses.

The Trust notes that the Fund intends to achieve its investment objective by obtaining short exposure to the Index by utilizing future and forward contracts. The Trust confirms that these types of financial instruments do not pay dividends, accordingly expenses for dividend payments on short sales are not incurred, and are therefore will not be reflected in the “Other Expenses” line item in the fee table. Additionally, shorting these types of financial instruments does not require the Fund to pay interest related to borrowing, and, accordingly, the Trust confirms that expenses related to borrowing will not be incurred, and consequently also will not be reflected in the “Other Expenses” line item.

SAI

1.	Please revise the Funds’ concentration policy so that it aligns with the concentration policy presented in the Funds’ Prospectus.

The Trust has revised the requested disclosure.

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January 31, 2014

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Funds

/s/ Eric W. Falkeis

Name:	Eric W. Falkeis
Title:	President

cc:	Robert J. Zutz, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC